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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Account Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 E. Swedesford Road, Suite 310
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sims 609-921-0275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Sims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Account Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

NOTARIAL SEAL
MICHAEL KOSTI
Notary Public
WEST GOSHEN TWP, CHESTER CNTY
My Commission Expires Jun 2, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC

Statement of Financial Condition

As of December 31, 2009

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Managed Account Services, LLC

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the statement of financial condition, the Company's recurring losses from operations and substantive reliance on support from affiliates raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters also are described in Note 2. The 2009 statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Ernst + Young LLP

February 26, 2010

1002-1135180

Managed Account Services, LLC

Statement of Financial Condition
(In Thousands)

December 31, 2009

Assets		
Cash and cash equivalents	$	454
Fixed assets, at cost (net of accumulated depreciation of $36)		1
Deposits		51
Due from affiliate		32
Receivable from brokers and dealers		12
Prepaid expenses and other assets		24
Total assets	$	574
Liabilities and member's interest		
Liabilities:		
Payable to Parent	$	28
Accounts payable and other accrued liabilities		23
Total liabilities		51
Member's interest		523
Total liabilities and member's interest	$	574

See accompanying notes.

1. Organization

Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Financial, LLC (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC (the "Clearing Broker").

2. Going Concern

The Company has historically operated in a net loss position and has been dependent upon the Parent for capital contributions to fund its operations. It has also historically derived all of its revenues from clients of another subsidiary of the Parent. The Parent and the other subsidiary have historically also operated in net loss positions and will require additional sources of liquidity in 2010 to meet their obligations, creating substantial doubt about their ability, and consequently the Company's ability, to continue operations for a reasonable period of time. The 2009 statement of financial condition does not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty. Management is considering ways in which to obtain additional liquidity in 2010, including obtaining further capital contributions and gaining new clients in order to increase revenues and generate positive cash flows.

3. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

No provision for the payment of federal, state or local income taxes has been provided, since the Company is not subject to income tax, and income and losses are allocated to the Parent and its individual members, who are responsible for reporting such income and losses and paying taxes on them.

3. Significant Accounting Policies (continued)

Guarantees

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 460-10, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2009.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

4. Transactions with Customers

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company did not have any margin accounts at December 31, 2009.

5. Fixed Assets

Fixed assets as of December 31, 2009 consist of:

Computers and printers	$ 35,451
Office equipment	1,707
	37,158
Less accumulated depreciation	(36,182)
Fixed assets, net	$ 976

Fixed assets are recorded at acquisition cost and depreciated over their useful lives, based on asset type.

6. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through August 2010 with minimum annual rental payments. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 6). The Parent's expected minimum annual rental payments with respect to this lease are as follows:

	Minimum Annual Rental Payments
2010	$ 54,790
2011	–
2012	–
2013	–
2014	–
Total	$ 54,790

In addition, at December 31, 2009, the Company did not have any subordinated borrowings.

7. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and other shared services. The Company has a payable of $27,926 to the Parent at December 31, 2009.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis. As a result, operating results of the Company could be materially different in the absence of its relationship with the Parent.

8. Concentrations of Credit Risk

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

Additionally, in the normal course of business the Company may enter into transactions for securities purchased and sold on a when-issued basis ("when-issued securities"), which would be recorded on the statement of operations as unrealized gains and losses.

The Company did not hold any financial instruments or securities during the year ended or at December 31, 2009.

9. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

9. Net Capital Requirements (continued)

At December 31, 2009, the Company had net capital of $454,646 which was $404,646 in excess of the required net capital of $50,000. The Company's aggregated indebtedness at December 31, 2009 was $49,525, and its aggregate indebtedness to net capital ratio was 0.11 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

10. Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105-10 (formerly FAS 168, *Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*). This statement establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superceded. The Company has adopted this statement for the annual period ended December 31, 2009, as required, and adoption has not had a material impact on the Company's statement of financial condition.

In May 2009, the FASB issued Accounting Standards Codification 855-10, *Subsequent Events* ("ASC 855-10"). ASC 855-10 requires companies to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. ASC 855-10 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. ASC 855-10 also requires entities to disclose the date through which subsequent events have been evaluated. ASC 855-10 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of ASC 855-10 for the year ended December 31, 2009, as required. The adoption did not have a material impact on the Company's financial statements. The Company has evaluated subsequent events from the balance sheet date through February 26, 2010, and determined that there are no material transactions to disclose.

10. Recent Accounting Pronouncements (continued)

In July 2006, the FASB issued FAS Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Incomes Taxes – an interpretation of FASB Statement No. 109* ("FIN 48" or "ASC 740-10"). Under ASC 740-10, which became effective for the Company during the current year, recognition of a tax benefit occurs when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the ASC 740-10 statute of limitations. De-recognition of a previously recognized tax position would occur if it is subsequently determined that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.

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www.ey.com

STATEMENT OF FINANCIAL CONDITION

Managed Account Services, LLC
(A Wholly Owned Subsidiary of Clearbrook Financial, LLC)
As of December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG